EXHIBIT 99.2



             [LETTERHEAD OF PENNCORE FINANCIAL SERVICES CORPORATION]

Dear Shareholder:

     Enclosed are the following:

     1. a Proxy Statement/Prospectus (including Penncore's year-end financial statements;
     2.   a copy of ML Bancorp, Inc.'s most recent Form 10-Q dated 12/31/96;
     3.   a form of Proxy;
     4.   a Form of Election; and
     5.   a stamped self-addressed envelope to return to us.

     The Annual Meeting of Shareholders of Penncore Financial Services Corporation will be held at 9:00 a.m. (local time) on _______________, 1997, at the main office of Commonwealth State Bank, 3 Friends Lane, Newtown, Pennsylvania 18940. In addition to electing a Class A director and ratify the selection of the independent auditors, you will be asked to consider and approve an Agreement and Plan of Merger (the "Merger Agreement") under which Penncore Financial Services Corporation ("Penncore") would be merged with and into ML Bancorp, Inc. ("Bancorp"). Bancorp is an unitary savings and loan holding company headquartered in Villanova, Pennsylvania. Bancorp's principal subsidiary is Main Line Bank. After the merger is completed, Commonwealth State Bank will become an operating division of Main Line Bank and some of the directors of Commonwealth State Bank will join me on an Advisory Board of Bancorp to serve the Montgomery and Bucks Counties, Pennsylvania and Mercer County, New Jersey markets.

     At Effective Time of the Merger, I will become a member of the Boards of Directors of Bancorp and Main Line Bank.

     Your Board of Directors, after careful consideration, has unanimously approved the Merger Agreement and believes that the merger is in the best interests of Penncore and its shareholders. Accordingly, your Board of Directors unanimously recommends that you vote FOR the Merger Agreement.

     IN ORDER TO COMPLETE THE SALE OF PENNCORE TO BANCORP, IT IS NECESSARY THAT 75% OF THE OUTSTANDING SHARES OF PENNCORE VOTE IN FAVOR OF THE MERGER AGREEMENT. MANY OF YOU HAVE STOCK IN STREET NAME SO THAT THIS MATERIAL IS BEING MAILED TO THE INSTITUTION OR BROKERAGE FIRM WITH WHICH YOUR STOCK IS REGISTERED.

     IT IS IMPERATIVE THAT YOU CONTACT THE APPROPRIATE ORGANIZATION IMMEDIATELY IF YOU HAVE YOUR STOCK REGISTERED IN STREET NAME IN ORDER THAT THE PROXY AND FORM OF ELECTION IS DELIVERED TO YOU FOR PROPER EXECUTION AND RETURNED TO ME.



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     The Form of Election  will ask you to indicate  whether or not you wish to:
(i) elect to receive $36.56 in cash in exchange for each Penncore share held (a "Cash Election"); or (ii) elect to receive 2.5 shares of Bancorp Common Stock (subject to adjustment) in exchange for each Penncore share held (a "Stock Election"); or (iii) indicate that you have no preference as to the receipt of cash or Bancorp Common Stock in exchange for each Penncore share held (a "Non-Election"). Please note that failure to complete the Form of Election will be considered as a "Non-Election". You should complete and return the enclosed Form of Election in accordance with the instructions accompanying the Form of Election which need to be carefully read and strictly complied with. All Forms of Election must be received by Penncore no later than 9:00 a.m. (local time) on ___________________, 1997.

     No more than 49% nor less than 30% of the outstanding shares of Penncore shall be exchanged for cash. If the Cash Elections or the Stock Elections, as the case may be, exceed those limitations, then the affected elections will be subject to an allocation procedure which means a shareholder will receive a mix of cash and Bancorp shares.

     Furthermore, if the "average price" (as defined in the Merger Agreement) of Bancorp shares exceeds $16.75, then the exchange ratio of 2.5 shares of Bancorp for one share of Penncore will decrease. Conversely, if the "average price" of shares of Bancorp is less than $12.50, then Bancorp must increase such exchange ratio. If Bancorp decides not to increase the exchange ratio on the latter event, then Penncore's directors can terminate this transaction even though the required vote of Penncore shares was cast at the Annual Meeting.

     On ___________________, 1997, the last sale price for Bancorp Common Stock as reported on the NASDAQ Stock Market was $____________ per share.

     The attached Proxy Statement/Prospectus describes the material features of the proposed merger, including the details of the exchange of Penncore Common Stock for Bancorp Common Stock and certain other information about the parties to the transaction. I urge all of our shareholders to read it closely. If you have any questions, please do not hesitate to call me.

     The attached Proxy Statement/Prospectus describes the material features of the proposed merger, including the details of the exchange of Penncore Common Stock for Bancorp Common Stock and certain other information about the parties to the transaction. In addition, for your convenience, ML Bancorp, Inc. has furnished to you a copy of its most recently publicly available public financial statements on Form 10-Q dated December 31, 1996, which were filed with the Securities and Exchange Commission. It should be noted that ML Bancorp, Inc. does not routinely furnish this document to its shareholders except upon a specific request. I urge all of our shareholders to read these documents closely. If you have any questions, please do not hesitate to call me.

     Furthermore, many of the other documents pertaining to Bancorp, such as its SEC filings, are incorporated by reference into the Proxy Statement/Prospectus. Moreover, documents such as the Peat Marwick tax opinion letter were filed with the SEC, but not included in the Proxy Statement/Prospectus. If you would like to review copies of these documents, contact Bancorp's Shareholder Relations office at (610) 526-6482.
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     Whether  or not you are  planning  to  attend  the  Annual  Meeting,  it is important that your shares be represented. Please complete, sign and date the enclosed Proxy and mail it and the Form of Election promptly in the return envelope provided. Returning the enclosed Proxy does not prejudice your right to vote your shares in person at the Annual Meeting if you choose to do so.


                                                  Sincerely,

                                                  Owen O. Freeman, Jr.
                                                  Chairman

____________________, 1997



     YOUR VOTE IS IMPORTANT. PLEASE COMPLETE, SIGN, DATE AND RETURN PROMPTLY THE ENCLOSED PROXY, WHETHER OR NOT YOU PLAN TO ATTEND THE ANNUAL MEETING. PLEASE DO NOT SEND IN ANY PENNCORE CERTIFICATES AT THIS TIME.

     IN LIEU OF OUR USUAL ANNUAL REPORT FORMAT, A COPY OF THE CONSOLIDATED FINANCIAL STATEMENTS FOR PENNCORE FINANCIAL SERVICES CORPORATION AND ITS SUBSIDIARY, COMMONWEALTH STATE BANK FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995, WITH INDEPENDENT AUDITOR'S REPORT THEREON, IS CONTAINED IN THIS PACKAGE.

     ALL OTHER INFORMATION WHICH WE WOULD NORMALLY INCLUDE IN AN ANNUAL REPORT IS INCLUDED IN THE PROXY STATEMENT/PROSPECTUS TOGETHER WITH EXHIBITS.